

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
Mr. Rajeev Bhalla
Chief Financial Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803-4238

      RE: CIRCOR International, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed February 28, 2013
      Form 10-Q for Fiscal Quarter Ended September 29, 2013
      Filed October 31, 2013
      File No. 1-14962

Dear Mr. Bhalla:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief